# SEC Schedule 13D/A (Amendment No. 44) — Beneficial ownership report by holders of more than 5% of a class

Issuer: OceanPal Inc., CIK 0001869467
CUSIP: Y6430L178
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: Pendelis 26, Palaio Faliro, Athens, Greece (J3), 175 64
Date of event which requires filing of this statement: 07/31/2026
Filed by CIK 0001823719
Persons authorized to receive notices and communications: Ms. Rabbina Aziz, Pendelis 26, Palaio Faliro, Athens, Greece (J3), 175 64, 30-210-9485-360

## Reporting persons
- Semiramis Paliou (CIK 0002120982): type of reporting person: individual (IN); citizenship or place of organization: Greece (J3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 70,082; sole dispositive power 0; shared dispositive power 70,082; aggregate amount beneficially owned 70,082 (3.74% of the class)
- Tuscany Shipping Corp. (CIK 0001823719): type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- 4 Sweet Dreams S.A.: type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 70,082; sole dispositive power 0; shared dispositive power 70,082; aggregate amount beneficially owned 70,082 (3.74% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: OceanPal Inc.
Address of issuer's principal executive offices: Pendelis 26, Palaio Faliro, Athens, Greece (J3), 175 64
Comment:
This Amendment No. 44 (the "Amendment No. 44") to the Schedule 13D amends the statement on Schedule 13D that was originally filed with the U.S. Securities and Exchange Commission (the "Commission") on December 10, 2021 (the "Schedule 13D") as amended on February 2, 2022, February 3, 2023, February 24, 2023, April 28, 2023, July 6, 2023, October 6, 2023, October 16, 2023, October 20, 2023, November 14, 2023, November 22, 2023, December 20, 2023, January 11, 2024, January 19, 2024, February 7, 2024, February 22, 2024, March 6, 2024, March 14, 2024, March 28, 2024, April 11, 2024, April 17, 2024, April 29, 2024, June 11, 2024, June 26, 2024, August 2, 2024, August 28, 2024, October 1, 2024, October 17, 2024, December 2, 2024, December 23, 2024, February 11, 2025, February 25, 2025, March 11, 2025, April 15, 2025, June 13, 2025, July 11, 2025, July 22, 2025, July 24, 2025, August 1, 2025, September 4, 2025, September 18, 2025, October 1, 2025, October 30, 2025 and January 26, 2026 filed by the Reporting Persons (as defined below) related to the shares of common stock, par value $0.01 per share (the "Shares"), of OceanPal Inc. (the "Issuer").

This Amendment No. 44 is being filed to report that, as a result of the Reporting Persons' disposition of all of its shares of the Issuer's Series C Preferred Stock and common stock, the Reporting Persons no longer may be deemed to beneficially own any Shares of the Issuer. This Amendment No. 44 is the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Information given in response to each item below shall be deemed incorporated by reference in all other items below. Unless indicated otherwise, all items left blank remain unchanged in this Amendment No. 44, and any items which are amended below are deemed to amend and update the existing items in the Schedule 13D, as amended.

## Item 4. Purpose of Transaction
Purpose of transaction:
This Amendment No. 44 is being filed to report that, on (i) as of March 30, 2026, the Reporting Person sold [x] Shares and (ii) on July 31, 2026, the Reporting Persons transferred all of their shares of the Issuer's Series C Preferred Stock to the Issuer for cancellation. As a result of the cancellation of the Series C Preferred Stock and the Reporting Person's prior sales of common stock, the Reporting Person beneficially owns 70,082 Shares, representing approximately 3.74% of the Issuer's outstanding common stock, and no longer beneficially owns any shares of the Issuer's Series C Preferred Stock.

Except as described herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of July 31, 2026, the Issuer had 1,875,816 Shares outstanding. Based on the foregoing, the Reporting Persons report beneficial ownership of the following Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
4 Sweet Dreams is the holder of 70,082 Shares, representing 3.74% of the Issuer's issued and outstanding Shares of which Paliou indirectly may be deemed to beneficially own, as the result of her ability to control the vote and disposition of the Shares through her control of 4 Sweet Dreams. Therefore, Paliou may be deemed to, indirectly, beneficially own 70.082 Shares, representing 3.74% of the Issuer's issued and outstanding Shares.

Tuscany has the sole power to vote or direct the vote of 0 shares and has the shared power to vote or direct the vote of 0 Shares. 4 Sweet Dreams has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 70,082 Shares. Paliou has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 70,082 Shares.
Transactions in the class effected during the past sixty days: Except as otherwise disclosed herein, no transactions in the Shares were effected by the Reporting Persons during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of July 31, 2026, the Reporting Person ceased to be the beneficial owner of more than five percent (5%) of the outstanding Common Stock of Issuer. The filing of this Amendment No. 44 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Person.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A Joint Filing Agreement (previously filed).

## Signatures
- Semiramis Paliou: /s/ Semiramis Paliou, Semiramis Paliou (08/04/2026)
- Tuscany Shipping Corp.: /s/ Semiramis Paliou, Semiramis Paliou, Authorized Representative (08/04/2026)
- 4 Sweet Dreams S.A.: /s/ Semiramis Paliou, Semiramis Paliou, Authorized Representative (08/04/2026)